Exhibit 99.12

GLENCORE AG

December 12, 2008

Douglas Newby

Poly Met Mining Inc.

6500 Country Road 666

Hoyt Lakes, Minnesota

Re:	Amendment Letter No. 2 Relating to Purchase Agreement

Dear Douglas,

Reference is made to the Purchase Agreement dated October 31, 2008 by and among the Poly Met Mining Inc., as issuer (the “Issuer”), PolyMet Mining Corp., as parent guarantor (the “Company”), and Glencore AG, as purchaser (the “Purchaser”), as amended by letter agreement dated November 28, 2008 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

Glencore hereby agrees to extend the date by which the Issuer shall have delivered to the Purchaser the executed consent to the Erie Plant Mortgage (the “Executed Consent”), as set forth in Section 4.8(b) of the Purchase Agreement, to Friday, December 19, 2008 (the “New Due Date”). The New Due Date shall be inclusive of any applicable cure or notice period and failure to provide the Purchaser with the Executed Consent by the New Due Date shall be a failure by the Issuer and the Company to comply with their covenants under the Purchase Agreement which shall result in, among other things, the failure to satisfy the conditions to the Tranche B Closing and the occurrence of an Event of Default under the Tranche A Debenture.

In addition, the Purchaser hereby further agrees to amend the definition of “Tranche B Closing Date” set forth in Section 1.77 of the Purchase Agreement to remove the date “December 15, 2008” and insert in lieu thereof the date “December 22, 2008”.

Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect.

Best regards,

/s/ S. Kalmin, Director

/s/ D. Mate, Officer

GLENCORE AG

Baarermattstrasse 3 % P.O. Box 666 % CH-6341 Baar % Switzerland

Telephone +41 41 709 35 35 % Telefax +41 41 709 35 36